UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST DELIVERED 11,382 ELECTRIC VEHICLES IN VIETNAM IN JUNE 2025

Hanoi, July 11, 2025 – VinFast Auto Ltd. (the “Company” or “VinFast”) announced its preliminary domestic Vietnam deliveries of 11,382 electric vehicles (“EVs”)1 in June 2025. In total, the Company has delivered 67,5691 EVs to customers in Vietnam during the first half of 2025.

VinFast’s deliveries in June 2025 remained relatively steady month-over-month, enabling the company to maintain its position as the leading automaker in Vietnam2. Notably, 3,667 VF 3 vehicles1 were delivered in June 2025, making it VinFast’s best-selling model for the month. The VF 5 followed closely with 3,060 vehicles1 delivered. Excluding the Green series which is designed for commercial transportation, the VF 6 model ranked third with 1,245 vehicles1 delivered, followed by the VF 7 with 725 vehicles1 delivered. Two models from the Green series also contributed to the total deliveries in the month, with 1,415 Nerio Green and 916 Herio Green vehicles1 delivered.

In the first half of 2025, the VF 3 and VF 5 were the two best-selling models in Vietnam with cumulative deliveries of 23,083 and 21,812 vehicles1, respectively. The Company also delivered 8,552 VF 6 and 3,586 VF 7 vehicles1 during the period.

In June 2025, VinFast officially inaugurated its EV manufacturing plant located in the Vung Ang Economic Zone, Ha Tinh. The facility will focus on manufacturing compact urban EV models, including the VF 3, Minio Green, and EC Van. The plant is expected to produce vehicles for both the domestic Vietnam market and international exports.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251) and registration statement on Form F-3 (File No. 333-275133) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Note 2: Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: July 11, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director